Tabcorp
the bigger better game

SUPPL

13 July 2007

Tabcorp appoints Elmer Funke Kupper as MD and CEO

Tabcorp Holdings Limited today announced that Elmer Funke Kupper has been appointed the company's Managing Director and Chief Executive Officer.

Tabcorp Chairman Michael Robinson said: "Elmer Funke Kupper is an outstanding choice to take over as Managing Director and Chief Executive Officer and to lead Australia's premier gambling and entertainment company.

"Elmer has a proven track record, first-hand knowledge of the gambling sector and has forged strong relationships with key stakeholders."

Mr Robinson said the focus for Mr Funke Kupper was to ensure the company's first-class gambling and entertainment assets delivered better returns for shareholders.

The incoming Chairman John Story said: "I am delighted that Elmer has been chosen as the result of a rigorous process, and I look forward to establishing a strong working relationship with him over the coming years."

Mr Funke Kupper has been a senior executive at Tabcorp for nearly 18 months and has been the acting Chief Executive Officer for the last four months. He was chosen after an extensive four month search conducted by Egon Zehnder International covering Europe, North America, Asia and Australia. In accordance with its joint venture obligations, Tabcorp consulted with the Chairman of VicRacing, Lindsay Maxsted, on the appointment process.

Mr Funke Kupper's appointment ensures a smooth transition for Tabcorp with Mr Robinson retiring this year and John Story taking over as Chairman following the company's Annual General Meeting in November.

Mr Funke Kupper joined Tabcorp as Chief Executive Australian Business, responsible for the company's gaming and wagering divisions. Over the last four months he has performed strongly as interim Chief Executive Officer. Prior to joining Tabcorp, he held several senior executive positions with ANZ, including Group Managing Director Asia Pacific and Managing Director Personal Banking and Wealth Management. Notably, he led the retail banking area when it began its journey towards improved performance as well as customer and employee engagement.

Mr Funke Kupper said: "I am delighted to be given the opportunity to lead the Tabcorp group, which includes many great businesses and the most talented people in the gambling and entertainment industries.

"Tabcorp's focus in the future must be to provide great customer service, deliver market share growth in our businesses, drive productivity and secure the renewal of its gaming and wagering licences."

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Tabcorp

the bigger better game

Mr Funke Kupper will also be invited to join the Tabcorp Board. He already holds various regulatory approvals as a Tabcorp executive but some additional approvals will be required before the appointments can take effect.

The remuneration of the new Managing Director and Chief Executive Officer for the first year consists of a base salary of $1.5 million, a short-term incentive of $1.5 million if targets are met and, subject to shareholder approval, a long term incentive consisting of 100,000 share rights which will vest based on the company's TSR performance against a peer group of companies over a four to five year period. The appointment is for a continuing term capable of being terminated on 12 months' notice.

For further information contact:

Bruce Tobin
Group General Manager Corporate Affairs 03 9868 2508

END